# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AIR Global PLC, CIK 0002097725
CUSIP: G0180Y100
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: Festival Office Tower, Dubai Festival City, 7th Fl, Off No. 700, Dubai, United Arab Emirates (C0), 00000
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001773994

## Reporting persons
- Conifer Management, L.L.C.: type of reporting person: investment adviser (IA), corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 9,666,791; shared voting power 0; sole dispositive power 9,666,791; shared dispositive power 0; aggregate amount beneficially owned 9,666,791 (6% of the class)

## Item 1. Issuer
Name of issuer: AIR Global PLC
Address of issuer's principal executive offices: Festival Office Tower, Dubai Festival City, 7th Floor, Office No. 700, Dubai, United Arab Emirates

## Item 2. Person Filing
Name of person filing: Conifer Management, L.L.C.
Address of principal business office or, if none, residence:
45 ROCKEFELLER PLAZA, 34TH FLOOR,
NEW YORK, NY, 10111
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 9,666,791
Percent of class: 6.0%
Sole power to vote or to direct the vote: 9,666,791
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 9,666,791
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Conifer Management, L.L.C.: /s/ Gregory Alexander, By: Gregory Alexander, Managing Member (08/13/2026)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.